May 14, 2008	QMM: AMEX
QTA: TSX VENTURE
NR-11-08

QUATERRA INTERSECTS PRIMARY COPPER MINERALIZATION IN
GALLAGHER AREA AT MACARTHUR

Drilling program continues to expand zone of shallow acid-soluble copper mineralization

VANCOUVER, B.C. - Quaterra Resources Inc. today announced results from an additional 31 reverse circulation drill holes totaling 13,745 feet at its 100%-owned MacArthur project near Yerington, Nevada. Highlights of this drilling include the discovery of primary porphyry copper-type mineralization west of the MacArthur pit and the further expansion of the zone of secondary, acid-soluble copper mineralization to the north and west of the pit.

Porphyry copper-type mineralization has been discovered below a large area of iron oxides and phyllic alteration 3,000 feet west of the MacArthur pit. Drill hole QM-10 sited in the Gallagher prospect area intersected 60 feet of 0.73% copper including 15 feet of 2.46% copper at a depth of 470 feet. A second mineralized zone at 575 feet assayed 0.40% copper over 50 feet, including 20 feet of 0.79% copper. The mineralization in both intercepts occurs as disseminations and veins of chalcopyrite in quartz monzonite. The copper zone includes scattered anomalous gold values up to 370 ppb. The intercepts may represent “fringe” mineralization related to a porphyry copper system that could be the source of the secondary copper in the MacArthur pit.

Additional drilling confirms that the lower zone of mixed oxide-chalcocite mineralization beneath the historic resource in the MacArthur pit connects with similar mineralization to the north. This zone of secondary, acid-soluble copper mineralization, as defined by approximately 43,000 feet of drilling in 74 reverse circulation holes and 43 core holes, currently covers an area of 7,000 feet by 4,000 feet with an average thickness of over 100 feet. The mineralized zone is now approximately five times the size of the original pit and remains open to the north, south and west. Copper mineralization parallels current topography and contains predominately green and black copper oxides grading downward into chalcocite, a secondary copper mineral that is also acid-soluble. Mineralization appears to represent a partially oxidized secondary enrichment blanket.

During 2008, Quaterra plans to carry out detailed geologic mapping and completely define the zone of shallow acid-soluble copper by grid drilling holes on 500 foot centers. The drill data will be used to complete a NI43-101-compliant resource estimate during the last half of 2008. Concurrent with the shallow drilling, deep drill holes will explore the primary sulfide copper mineralization in the Gallagher area and north of the pit. Two drills are currently working on the property.

Mr. Eugene Spiering, Quaterra’s VP exploration, is the qualified person responsible for the preparation of this news release.

A hole location map and table of results for all 117 holes drilled, as well as grade-thickness contour and drill hole location maps are available on the Company's website at www.quaterraresources.com.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

Thomas Patton, President Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Nicole Rizgalla at 604-641-2746 or email: nrizgalla@mnxltd.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.